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September 30, 2022

Via EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jordan Nimitz
Christine Westbrook

	Re:	ETAO International Co., Ltd.
Draft Registration Statement on Form F-4
Submitted July 28, 2022
CIK 0001939696

Dear Ms.Nimitz and Ms. Westbrook:

On behalf of ETAO International Co., Ltd. (the “Company”), we are hereby responding to the letter dated August 26, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on July 28, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form F-4 submitted July 28, 2022

Cover Page

1.	We note your disclosure on the cover page discussing your corporate structure and specifically the VIE structure and related risks. Please acknowledge that Chinese regulatory authorities could disallow this structure which would likely result in a material change in the value of the securities you are registering, including that it could cause the value of such securities to significantly decline or become worthless.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on the Cover Page of the Revised Draft Registration Statement.

2.	We note your disclosure on the cover page about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. We also note your statements on page 72 that your auditor is not subject to the December 16, 2021 PCAOB Determination Report because it is registered with the PCAOB and has been inspected by the PCAOB on a regular basis. Please disclose the substance of this disclosure on your cover page and address whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

RESPONSE: The Company has revised its Draft Registration Statement to include such disclosure. Please see the cover page of the Revised Draft Registration Statement.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. We note several statements in your risk factor section where you use "ETAO's VIEs" and "its VIEs" to describe the risks relating to the business operations of the VIEs. Please refrain from using possessive terms such as "ETAO's VIEs" or "its VIEs" when describing activities or functions of a VIE.

RESPONSE: We have made references to the holding company, subsidiaries, and VIEs, clear throughout the document. Stated more directly, the VIEs are referred to as the “VIEs” and not “ETAO’s VIE’s” or “its VIEs” to avoid confusion and to not suggest director ownership of the VIEs by ETAO. Please refer to the definitional section for our more clear and concise references to the VIEs and subsidiaries collectively.

4.	Provide a description of how cash will be transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between ETAO, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on the Cover Page of the Revised Draft Registration Statement.

5.	We refer to your disclosure on the cover page that you intend to apply to list the PubCo ordinary shares on the New York Stock Exchange under the symbol “ETAO” and that MCAE cannot assure that PubCo’s Ordinary Shares will be approved for listing on the New York Stock Exchange. If the listing condition to the business combination may be waived, please revise the cover page to clearly state that fact and provide disclosure in your risk factors about the lack of liquidity available to shareholders if the listing is not approved.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on the Cover Page and page 117 of the Revised Draft Registration Statement.

Questions and Answers About the Proposals

What equity stake will current shareholders of the Company and ETAO equityholders hold in the Combined Entity after the Closing ?, page 7

6.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE: The disclosure has been revised to show the potential impact of shares owned by non-redeeming shareholders, including a sensitivity analysis illustrating no redemption, 50% redemption and maximum redemption scenarios. Please see pages 7, 8, and 9 of the Revised Draft Registration Statement. Additionally, the section “Unaudited Pro Forma Condensed Combined Financial Information” has been revised to reflect these scenarios.

7.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including the private rights retained by the Sponsor, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: The disclosure has been revised to show all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. The impact of each significant source of dilution is included in a sensitivity analysis illustrating no redemption, 50% redemption and maximum redemption scenarios. Please see page 7 of the Revised Draft Registration Statement. Additionally, the section “Unaudited Pro Forma Condensed Combined Financial Information” has been revised to reflect these scenarios.

8.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: The disclosure has been revised to include a sensitivity analysis illustrating the dilution effect under no redemption, 50% redemption and maximum redemption scenarios. There are no deferred underwriter fee payable in shares. All deferred underwiter fees are solely payable in cash. Consequently, references to shares issued for deferred underwrtiter fees have been removed from the sensitivity analysis. Please see page 8 of the Revised Draft Registration Statement.

Summary of the Proxy Statement/Prospectus, page 18

9.	Disclose clearly that the Combined Company will use a structure that involves VIEs based in China and provide early in the summary a diagram of the Combined Company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which the Combined Company will claim to have economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into the Combined Company's financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of ETAO with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the Combined Company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

RESPONSE: The Summary starting on page 19 of the Revised Draft Registration Statement has been updated to address the Staff’s comment.

10.	We note your disclosure that ETAO controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and the Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide the WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to ETAO because of the VIEs should be limited to a clear description of the conditions ETAO has satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that the Combined Company will be the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Your disclosure should not state or imply that you control the VIEs. Please revise your disclosure throughout your filing accordingly. As an example only, we note the following disclosure on the cover page, "[A]fter the Mergers, the Combined Company shall not be a Chinese operating company but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, on a post-merger basis, the Combined Company shall conduct substantially all of its operations through variable interest entities and their subsidiaries, the operating companies established in the PRC controlled by the Combined Company via the respective series of variable interest entity agreements."

RESPONSE: Throughout the Revised Draft Registration Statement, we have refrained from implying that the contractual arrangements are equivalent to equity ownership in the business of the VIEs. Our disclosures have been updated to show that the Combined Company will be the primary beneficiary of the eleven out of twelve VIEs for accounting purposes.

11.	Disclose each permission or approval that you, your subsidiaries, ETAO, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, ETAO, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, ETAO, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

We note your statement on the cover page that, "As of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require ETAO, ETAO’s subsidiaries and the VIEs to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for its overseas listing plan..." You also state that the WFOE obtained official confirmation from the Cybersecurity Review Office that the WFOE and the respective VIEs were not subject to cybersecurity review under the Cybersecurity Review Measures. Revise your disclosure in the summary to discuss how you determined that approvals from the CSRC or any other PRC governmental authorities are not required and if you relied on the advice of counsel, revise to identify counsel and file counsel's consent as an exhibit to your registration statement. We note your reference to your PRC legal counsel on page 73 and elsewhere.

RESPONSE: On pages 22 and 23 of the Revised Draft Registration Statement, we have added disclosure relating to the Staff’s comment.

12.	Provide a clear description of how cash will be transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Include a cross reference to the condensed consolidating schedule. Additionally, disclose whether you have specific cash management policies that dictate how funds are transferred through your organization and if so, provide a description of such policies.

We note your statement on the cover page that the WFOE may distribute payments directly to ETAO as dividends to the holding company. Your disclosure should not imply that your ability to do so is not restricted. Please revise your disclosure with reference to restrictions on the convertibility of renminbi and foreign exchange regulation as discussed in the risk factors on pages 67-68.

RESPONSE: On page 23 of the Revised Draft Registration Statement, we have added disclosure relating to how cash will be transferred throughout the organization. We have also revised our risk factors on pages 78 and 79 to address restrictions of renminbi and foreign exchange regulation.

13.	Quantify the value of private rights, based on recent trading prices, that may be retained by the Sponsor assuming maximum redemptions and identify any material resulting risks.

RESPONSE: MCAE in its Private Unit Offering, that closed simultaneously with IPO, sold Private Units that consisted of 1 share of MCAE common stock and 1 right to receive one-tenth (1/10) of a share of MCAE common stock upon the consummation of an initial business combination (the “Private Rights”), for an offering price of $10.00 per Private Unit. Upon the closing of a business combination the Private Rights are exchanged for ordinary shares of Pubco. The Sponsor is not able to retain any of the Private Rights following the consummation of a business combination, because upon the consummation of the business combination, such Private Rights are exchanged for ordinary shares of Pubco. Accordingly, we cannot quantify the value of the Private Rights that may be retained by the Sponsor assuming maximum redemptions, since the Sponsor cannot retain any Private Rights. Since no Private Rights can be retained by the Sponsor following a business combination there are no resulting material risks associated with the Sponsor retaining any Private Rights.

Notwithstanding the foregoing, the Company acknowledges the Staff’s comment and has added disclosure on pages 25, 180 and 181 of the Revised Draft Registration Statement.

14.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 109-110 of the Revised Draft Registration Statement.

15.	Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 10, 11, 37, 38, 104, 105, 121, 122, 152 and 153 of the Revised Draft Registration Statement.

16.	Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other MCAE shareholders experience a negative rate of return in the post-business combination company.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on 10, 11, 37, 38, 104, 105, 121, 122, 152 and 153 of the Revised Draft Registration Statement

17.	Please highlight the material risks to the holders of your public rights, including those arising from differences between the private rights included in the private units and public rights, and please clarify whether holders of the private rights will be able to retain the private rights.

RESPONSE: The Private Units are identical to the Public Units sold in the IPO and Private Rights which are included as part of the Private Units are identical to the Public Rights that are included as part of the Public Units sold in the IPO. Since there are no differences between the Private Rights and the Public Rights there are no material risks to disclose regarding the differences between the Private Rights and the Public Rights. As noted in the Response to Item 13, above, the Private Rights cannot be retained by any holder following a business combination, because such Private Rights are exchanged for ordinary shares of Pubco upon the closing of the business combination.

Notwithstanding the foregoing, the Company acknowledges the Staff’s comment and has added disclosure on pages 25, 180 and 181 of the Revised Draft Registration Statement.

Interests of MCAE Directors and Officers, page 30

18.	Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 10, 11, 37, 38, 104, 105, 121, 122, 152 and 153 of the Revised Draft Registration Statement.

Summary of Risks Related to ETAO

Risk Related to ETAO's Corporate Structure, page 33

19.	In your summary of risk factors, disclose the risks that the Combined Company's corporate structure and being based in or having the majority of the Combined Company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the Combined Company's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 114 and 115 of the Revised Draft Registration Statement.

20.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 86 and 87 of the Revised Draft Registration Statement.

Summary Historical Consolidated Financial Information of ETAO, page 41

21.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, ETAO International Healthcare Technology Co., Ltd. (WFOE) who is the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE: The Historical Consolidated Financial Information of ETAO on page 49 has been revised to include a condensed consolidating schedule illustrating the consolidation of the Parent, Non-VIE Subsidiaries and VIEs, reflecting applicable eliminations on a gross basis.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 43

22.	We note your disclosure, under this heading and elsewhere in the filing, stating that the Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. However, on page 29, you state that ETAO expects to treat the Business Combination with MCAE using the purchase method of accounting. Please revise your disclosure accordingly.

RESPONSE: The Company has revised the disclosure in the Revised Draft Registration Statement to remove any inconsistencies. We will apply reverse merger accounting for the transaction between MCAE and ETAO; we will not apply business combination accounting.

Risk Factors

Risk Factors Relating to ETAO’s Corporate Structure

ETAO is subject to significant challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements..., page 58

23.	Please revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

RESPONSE: The risk factor on pages 68 and 69 of the Revised Draft Registration Statement has been revised to address the Staff’s comment.

24.	Given the Chinese government’s significant oversight and discretion over the conduct of the Combined Company's business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We have supplemented our risk factors with the new risk factor on pages 68 and 69 of the Revised Draft Registration Statement to address the Staff’s comment.

Risks Related to Government Regulation

Our business is subject to complex and evolving Chinese and international laws and regulations, including those..., page 76

25.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight affects the business combination and to explicitly address to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: Our risk factor starting on page 87 of the Revised Draft Registration Statement has been updated to address the Staff’s comment.

Risks Related to PubCo

You may face difficulties in protecting your interests, and you ability to protect your rights through U.S. courts..., page 98

26.	Please revise your disclosure to affirmatively state whether any of your officers, directors or other members of senior management are located in China. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions. Additionally, if your officers, directors or other members of management are located in China, please include a summary risk factor describing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.

RESPONSE: The risk factor on page 114 of the Revised Draft Registration Statement has been updated to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Net loss per Share, page 114

27.	You note that the effects of outstanding warrants and exchangeable units to purchase ordinary shares and employee share option plans were not considered in the calculation of diluted loss per share, since the inclusion of such warrants and options would be antidilutive. Please disclose the amount of warrants and options that were excluded.

RESPONSE: The language referencing the effect of outstanding warrants and exchangeable units to purchase ordinary shares and employee share option plans was boilerplate. There are no outstanding anti-dilutive options or warrants to exclude. Consequently, this language has been removed.

Background of the Business Combination, page 118

28.	We note your disclosure on page 118 that MCAE had communicated with and undertaken preliminary due diligence on more than 50 potential targets before entering into non-exclusive term sheets first with Target A and then Target B. Please explain how you narrowed these potential targets from 50 targets to Target A and Target B. Please also revise to provide additional detail regarding your discussions with Targets A and B, including when you were introduced to the targets, who participated in the preliminary due diligence and discussions with the targets, the subject and nature of any preliminary negotiations entered with Targets A and B, and when you determined not to go forward with the transactions.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 129, 135 and 136 of the Revised Draft Registration Statement.

29.	We note that MCAE’s Sponsor, directors, and officers agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also describe any negotiations for the waiver of these redemption rights in the "Background of the Business Combination" section.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 120, 168 and 176 of the Revised Draft Registration Statement.

30.	Please revise to disclose any discussions with ETAO about the potential loss of clients or customers in the near future or other events that may materially affect ETAO’s prospects or its financial projections for future performance of the business. If none, then revise to so state.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page 142 of the Revised Draft Registration Statement.

31.	We note your disclosure on page 154 that each of your directors presently has pre-existing fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Please revise your disclosure to clarify how the board considered those conflicts in negotiating and recommending the business combination, and whether the waiver impacted the search for an acquisition target.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page 143-144 and 174-175 of the Revised Draft Registration Statement.

32.	We note your disclosure on page 119 that Messrs. Wilson Liu, Lee Winter, Joel Gallo and Robert Dykes contacted Dr. Liu regarding a potential business combination with ETAO upon the introduction of a "mutual friend." Please disclose the date that this introduction occurred.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page 136 of the Revised Draft Registration Statement.

33.	We note your disclosure on page 122 that MCAE's board discussed the results of its management's due diligence activities, which included "extensive meetings and calls with ETAO’s management team regarding the company’s online and offline services and products, development plans, operations and projections." Please describe each of these meetings, including when these meetings occurred, who attended, and what subjects were discussed. Please also identify who was present at the teleconference during the various negotiation meetings, including the December 14, 2021 teleconference and December 30, 2021 virtual kick-off.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 137 and 138 of the Revised Draft Registration Statement.

34.	We note that MCAE and ETAO exchanged several valuation proposals ranging from $2.3 billion to $2.7 billion during negotiations and $1.0 billion in connection with the amendment to the merger agreement. Please discuss here the basis or bases presented in support of each valuation proposed by MCAE. Include in your revisions the methodology used by the MCAE board in reaching the valuations. We note your disclosure on page 124 that MCAE considered Yidu Tech Inc. as the most comparable telemedicine company focused company to ETAO. We also note that revenue and operating income projections are disclosed in the Investor Presentation filed as an exhibit to your Form 8-K filed on January 31, 2022. Please disclose any financial projections that were exchanged between MCAE and ETAO and to potential PIPE investors. We note your reference on page 124 to revenue projections provided in November 2021. To provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness, please discuss the following:

•	the reasons why the projections were developed and their purpose;

•	how the projections were considered and used by management and the board in evaluating the transaction;

•	the material assumptions and underlying bases of any financial projections, including the earnings, cashflow, valuation multiples, growth rates, revenue growth, operating costs, gross margins, net income, etc. and the limitations of the forecasts;

•	whether your projections are in line with historic operating trends, including your growth rates and revenue growth; and

•	if the projections are not in line with historic operating trends, please explain why the change in trends is appropriate or assumptions are reasonable.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page 142 and 143 of the Revised Draft Registration Statement.

The Board of Directors' Reasons for the Approval of the Business Combination, page 122

35.	We note that the Board considered a variety of uncertainties and risks concerning the Business Combination, including risks pertaining to future financial performance, COVID-19, etc. Please explain how the board weighed and considered each of these risks and uncertainties. For example, we note that COVID-19 restrictions impacted ETAO's ability to close the Pre-PIPE and to deliver audited consolidated financial statements to MCAO and that its 2021 net revenue was $62 million less than its previous estimate.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page 142 and 143 of the Revised Draft Registration Statement.

36.	In order for shareholders to be able to evaluate the reasons for the approval of the business combination, revise to provide the basis or support for the MCAE board's conclusions. For example only and without limitation, explain the basis for the board's belief related to the following factors:

•	"The Board believes patient-centric, digitally supported telemedicine in China is becoming mainstream";

•	"Management has experience in founding and leading companies";

•	"Supportive regulatory landscape";

•	"Multiple barriers to entry"; and

•	"Near-term milestones provide for potential value inflection points."

Please also disclose how the Board considered each factor when evaluating the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 140-142 of the Revised Draft Registration Statement.

VIEs

High-Tech Drug Development, page 166

37.	We note your disclosure that the Baihui (Beijing) Biotech Co., Ltd. VIE is a biotech company that is developing product candidates for a variety of fields, including lung cancer, breast cancer, leukemia, type 2 diabetes, alopecia (baldness), etc. We also note that the MCAE Board cited ETAO's "substantial pipeline of intellectual property", its "nine drug developments at various clinical stage trials" and that "pipeline drug developments potentially to show signs of meaningful progress in years 2022 to 2025" as positive factors supporting its decision to complete a business combination with ETAO. Please provide more information on these drug development programs, including the nine drug candidates, their development status and the remaining regulatory requirements to commercialize the products.

RESPONSE: On page 188 and 189 we have added disclosure relating to the five drug development projects of Baihui (Beijing) Biotech Co., Ltd., one of the VIEs.

Intellectual Property, page 191

38.	We note your disclosure that ETAO and its VIEs have registered 55 patents. Please expand your disclosure to specify on an individual or patent family basis the scope of patent protection and product or technology to which the patent relates, whether the patents are owned or licensed, applicable jurisdictions, and expected expiration years. Note that it may be useful to include a table containing this information to supplement the narrative disclosure.

RESPONSE: We have expanded our disclosure starting on page 216 of the Revised Draft Registration Statement to address the Staff’s comment.

Industry Overview of ETAO, page 198

39.	We note your discussion of the various industries that ETAO and the VIE's engage in. Please expand your disclosure to discuss the existing regulatory environments for these industries, including the regulatory authorities these VIEs are subject to and the applicable regulations related to the VIE's products and services, including regulations that limit or restrict the VIEs' participation in their respective industries.

RESPONSE: Starting on page 226 of the Revised Draft Registration Statement, we have expanded our disclosure of the section “Industry Overview” to address the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Of ETAO

Key Components of Results of Operations Revenue

3.	Provision of medical or clinical services, page 217

40.	You note that you receive payments from patients as well as through reimbursement by the government. You also state that you have discretion in establishing the pricing for services charged to patients. Please expand your disclosure to describe the process for receiving reimbursements from the government and any private insurance payers. Explain whether reimbursements from third-party payers are materially different than your established rates and the time lag between when revenue is recognized and when you are reimbursed. In addition, disclose whether you provide discounts, price concessions, charity care, services to uninsured patients, and any other services at rates other than your established rates and how you account for them in your financial statements.

RESPONSE: On pages 260 and 261 of the Revised Draft Registration Statement, we have expanded our disclosure to address the Staff’s comment.There are no contractual stipulations between ETAO and its patients where ETAO is obligated to provide discounts or price concessions to patients. If there are any discounts this is completely out of the norm of operations. Pricing of medical services is not elastic. For revenues and accounts receivable that have been accrued in the financial statements for 2021 and 2020, any accrued AR at year was substantiated with receipts subsequent to the year end given that receivables from the government and other similar entities typically significant time lags.

4.	Provision of medical technology services, page 218

41.	You note that you provide an APP to doctors to provide online consultations to patients and that service fees are charged to doctors on a commission basis when doctors collect consultation fees from their patients. You also note that you are considered as a principal to provide such healthcare services because the software is developed by the Company. As it appears that the doctor is providing the healthcare service and you are collecting a commission from the consultation fee charged by the doctor, please tell us your basis of accounting, citing relevant authoritative literature, for such services on a gross basis as principal.

RESPONSE: We have expanded our disclosure starting on page 261 of the Revised Draft Registration Statement to address the Staff’s comment.

Results of Operations

Year ended December 31, 2021 Compared to December 31, 2020

Net revenue , page 226

42.	You note that each of ETAO’s business lines experienced strong growth for the year ended December 31, 2021, compared to the year ended December 31, 2020, except for the insurance brokerage business. Please expand your disclosure to discuss and quantify the reason(s) for the growth related to each business line.

RESPONSE: The Results of Operations Year ended December 31, 2021, compared to December 31, 2020 has been expanded to discuss and quantify the reasons for the growth in net revenue related to each business line. Please see page 275 of the Revised Draft Registration Statement.

Cost of Revenue, page 227

43.	Please quantify each of the reasons noted that led to the change in cost of revenues from December 31, 2021 compared to December 31, 2020 for each of your lines of business. In addition, please describe and separately quantify the increased costs related to the manual governance project initiated in 2021.

RESPONSE: The Results of Operations Year ended December 31, 2021, compared to December 31, 2020 has been expanded to quantify the reasons for the change in cost of revenue related to each business line. Please see page 277 of the Revised Draft Registration Statement.

The costs related to the manual governance project initiated in 2021 are not material ($77,984). Consequently, we have removed the reference from the comparative results of operations.

Selling Expenses, page 227

44.	You note that selling expenses consist primarily of labor expenses for sales personnel, commission for sales staff and other miscellaneous selling expenses. Please disclose and quantify, by each business line, the factors that led to the 71.6% change in your selling expenses.

RESPONSE: The Results of Operations Year ended December 31, 2021, Compared to December 31, 2020 has been expanded to quantify the factors that led to the 71.6% change in selling expenses related to each business line. Please see page 270 of the Revised Draft Registration Statement.

General and Administrative Expenses, page 228

45.	You note that general and administrative expenses of ETAO consist primarily of professional service fees, labor expenses, unexpected inventory loss from closing of warehouses and other miscellaneous administrative expenses. Please disclose and quantify, by each business line, the reason(s) that contributed to the 87% increase in general and administrative expenses. In this regard, quantify each of the reasons noted and which business line was impacted.

In addition, you note that increased publicity cost related to promoting the insurance brokerage segment as a factor. Please tell us why these costs are not classified as a selling expense rather than a general and administrative expense.

RESPONSE: The Results of Operations Year ended December 31, 2021, Compared to December 31, 2020 has been expanded to quantify the factors that led to the 87% increase in general and administrative expenses related to each business line. Please see page 270 of the Revised Draft Registration Statement.

The publicity costs related to promoting the insurance brokerage segment are classified as general and administrative due to the nature of these expenses. While these expenses have the effect of conveying the restructuring of the insurance brokerage business, these are primarily related to materials and other items revised to reflect the current operations more appropriately. They are not necessarily intended for the purpose of selling or promoting the products or services of the insurance brokerage segment. To avoid confusion, the reference to publicity cost has been removed.

Security Ownership of Certain Beneficial Owners and Management, page 261

46.	We note your table depicting the ownership interests of the Sponsor, directors, and executive officers. Please disclose the Sponsor and its affiliates' total potential interest in the combined company, assuming the exercise and conversion of all securities. For example, we note that the table does not assume the conversion of the June 15, 2022 promissory note into private units held by the Sponsor.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 289-90 of the Revised Draft Registration Statement

ETAO International Group, Subsidiaries, And Variable Interest Entities Statements of Changes in Shareholder's Equity, page F-44

47.	We note ETAO had significant share-based compensation expenses in fiscal years 2020 and 2021. Please provide the disclosures required by ASC 718-10-50.

RESPONSE: We have revised on our disclosure on page F-86 to include the required disclosure requirement in accordance with ASC 718-10-50.

Notes to Financial Statements

Note 1- Organization and Principal Activities

The VIE Agreements, page F-48

48.	Please disclose if the VIE’s assets can be used only to settle obligations of the VIE and disclose qualitative information about the nature of the restrictions on those assets. Refer to ASC 810-10-50-3.

RESPONSE: We have revised the disclosure on Page F-52 in order to the meet the disclosure requirements as set forth by ASC 810-10-50-3.

Note 10- Acquisition and Non-Controlling Interests, page F-66

49.	We note you accounted for the acquisitions of the eleven VIEs as business combinations, and you included audited financial statements for two of them, Aaliance Insurance Broker Co., Ltd. and Mengzhou Minsheng Hospital Ltd., in the filing. Please provide us with the analysis of your determination not to include the financial statements of any of the other VIEs in the filing.

RESPONSE: We have performed a significance test in accordance with Regulation S-X, for each of the eleven individual VIE when we made each acquisition to determine should we provide individual audited financial statements as part of the filing. Please see the following quantitative analysis:

Based on the above analysis, we concluded on Aaliance Insurance Broker Co., Ltd. and Mengzhou Minsheng Hospital Ltd. were individually significant to the consolidated group to warrant inclusion of individual audited financial statements for the two years ended December 31, 2021 and 2020.

Etao International Group Ltd
Variable Interest Entities Significance Test
Years 2021 & 2020

	Aaliance	6D	Changxing	Mengzhou	Qianhu	Tianlun	Kangning	Liangongchang	Zhichao	Zhenghe	Baihua	Dnurse	Total
Acq Date	3/15/2021	3/18/2021	3/20/2021	3/30/2021	3/16/2021	4/23/2021	3/31/2021	3/16/2021	3/22/2021	3/31/2021	6/30/2021	4/30/2021
Financial Statement Date Approx Acq Date	3/31/2021	3/31/2021	3/31/2021	3/31/2021	3/31/2021	3/31/2021	3/31/2021	3/31/2021	3/31/2021	3/31/2021	6/30/2021	4/30/2021

Total Assets 2021	6,962,442	3,458,636	5,393,691	31,034,612	4,512,150	6,685,823	3,965,817	734,923	312,133	0	399,680	2,169,457	65,629,365
% of Assets of All Acq (March to June 2021)	10.61%	5.27%	8.22%	47.29%	6.88%	10.19%	6.04%	1.12%	0.48%	0.00%	0.61%	3.31%
% of Assets of All Acq (at March 31, 2021)	11.04%	5.48%	8.55%	49.21%	7.16%	10.60%	6.29%	1.17%	0.49%	0.00%	0.63%	3.44%	63,060,228

Revenue`	14,767,668	3,452,704	4,365,081	14,556,398	6,456,143	8,581,764	3,348,179	369,638	232,086	0	122,508	3,541,253	59,793,421
% of revenue (Acquisition Date to Year End)	24.70%	5.77%	7.30%	24.34%	10.80%	14.35%	5.60%	0.62%	0.39%	0.00%	0.20%	5.92%

Revenue (Full Year 2021)	20,115,096	4,490,633	6,214,154	18,791,773	8,460,848	8,581,764	3,869,858	577,865	370,687	0	283,769	4,951,923	76,708,369
% of revenue (Full Year 2021)	26.22%	5.85%	8.10%	24.50%	11.03%	11.19%	5.04%	0.75%	0.48%	0.00%	0.37%	6.46%

Significance Tests
Assets > 20% (March to June 2021)	No	No	No	Yes	No	No	No	No	No	No	No	No
Assets > 20% (All Acquisitions)	No	No	No	Yes	No	No	No	No	No	No	No	No
Revenue > 20% (Acquisition Date to Year End)	Yes	No	No	Yes	No	No	No	No	No	No	No	No
Revenue > 20% (Full Year 2021)	No	No	No	No	No	No	No	No	No	No	No	No

Total Assets 2020	3,267,304	3,147,994	11,804,276	30,414,245	2,848,310	-	3,258,514	1,014,882	974,862	-	1,027,703	2,625,775	60,383,865
% of Assets of All Acq at December 31, 2020	5.41%	5.21%	19.55%	50.37%	4.72%	0.00%	5.40%	1.68%	1.61%	0.00%	1.70%	4.35%

Revenue (Full Year 2020)	49,203,637	2,994,772	8,894,104	15,573,165	8,107,956		1,637,837	340,571	251,044		264,411	2,564,174	89,831,672
% of total revenue (Full Year 2020)	54.77%	3.33%	9.90%	17.34%	9.03%	0.00%	1.82%	0.38%	0.28%	0.00%	0.29%	2.85%

Significance Tests
Assets > 20% (All Acquisitions)	No	No	No	Yes	No	No	No	No	No	No	No	No
Revenue > 20%	Yes	No	No	No	No	No	No	No	No	No	No	No

It has been determined that Aalliance Insurance and Mengzhou Hospital are individually significant; accordingly, there individual audited financial statements should be presented.

Note 17- Segment Reporting, page F-73

50.	We note the amount of revenue for your Insurance Brokerage Segment for the fiscal year ended December 31, 2021 was $14,767,668, and the amount of net revenue reported on the statement of operations and comprehensive loss of Aaliance Insurance Broker Co., Ltd., for the same year, was $20,115,096. Please revise or tell us why these amounts are not consistent and consider providing additional disclosure to discuss the inconsistency.

RESPONSE: The $20,115,096 represents the revenue for the entire year of 2021 of Aaliance Insurance Broker Co., Ltd. while $14,767,668 represents the revenue during the period from the date of acquisition of Aaliance Insurance Broker Co., Ltd. till December 31, 2021.

51.	Please expand your disclosures to provide the information pertaining to goodwill required by ASC 350-20-50-1 for each of your reportable segments.

RESPONSE: We have revised the disclosure on Page F-76 and F-77 to provide the disclosures for accounting for goodwill.

Financial Statements of Mengzhou Minsheng Hospital Ltd.

Notes to Financial Statements, page F-108

52.	Please expand the footnote disclosures of Mengzhou Minseng Hospital Ltd. to discuss any material commitments, contingencies, and subsequent events applicable to it.

RESPONSE: We have revised the disclosure on Page F-122 to provide the disclosures that Company did not have any material commitments, contingencies, or subsequent events.

General

53.	We note that Chardan Capital Markets LLC was an underwriter for the initial public offering of MCAE. We further note that MCAE engaged BHTIC to act as financial advisor in connection with the business combination and Revere Securities was engaged by MCAE and ETAO to act as financial advisor in connection with the PIPE investment. We note press reports that certain firms are ending their involvement n SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of your or ETAO’s financial advisor(s) about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Chardan for the SPAC’s initial public offering.

RESPONSE: MCAE and ETAO confirm that they have not received notice from any of MCAE’s or ETAO’s financial advisor about their ceasing involvement in the transaction.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP